UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43438

TICKETPLUS LTD.

(Translation of registrant’s name into English)

Alonso de Córdova 5320, Piso 16

Las Condes, Región Metropolitana

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Acquisition of Autoentrada S.A.

On September 18, 2026 (the “Closing Date”), Ticketplus Ltd. (the “Company”) and Ticketplus SpA, a Chilean joint stock company and the Company’s subsidiary (“SpA”), entered into an agreement (the “Agreement”) with the shareholders (the “Sellers”) of Autoentrada S.A., an Argentine corporation (“Autoentrada”), pursuant to which the Company and SpA acquired all of the issued and outstanding shares of Autoentrada from the Sellers and Autoentrada became a subsidiary of the Company (the “Acquisition”). Pursuant to the Agreement, the Company acquired 10% of the issued and outstanding shares of Autoentrada and SpA acquired 90% of the issued and outstanding shares of Autoentrada.

The Agreement contains customary representations and warranties by the Sellers, the Company and SpA. The Agreement also contains mutual indemnification provisions with respect to breaches of representations, warranties, obligations, and covenants, and indemnification by the Sellers of the Company and SpA with respect to damages from certain third-party claims with respect to events occurring prior to the Closing Date and Hidden Liabilities (as defined in the Agreement).

The Acquisition is consistent with the strategy the Company outlined in its August 2026 initial public offering: converting white-label partners into full operations.

On September 21, 2026, the Company issued a press release announcing the Acquisition. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026	TICKETPLUS LTD.

	By:	/s/ Chien-Fu Chen Chen
Chien-Fu Chen Chen
Chief Executive Officer

2